IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL IN A TIMELY MANNER TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., IN ACCORDANCE THE INSTRUCTIONS CONTAINED HEREIN.

THE DEPOSITARY OR YOUR FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

 The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed or submitted to the Depositary. If you have any questions or require more information regarding the procedures for completing this Letter of Transmittal, please contact the Depositary Toll Free from within North America at 1-800-564-6253 or from outside of North America at 1-514-982-7555. You can email the Depositary at corporateactions@computershare.com.

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF

COMMON SHARES OF NEW PACIFIC METALS CORP.

For use only in connection with the proposed statutory arrangement involving

New Pacific Metals Corp., its shareholders, and Whitehorse Gold Corp.

This Letter of Transmittal is for use by registered holders ("Registered Shareholders") of common shares ("Common Shares") of New Pacific Metals Corp. ("New Pacific") in connection with the proposed arrangement (the "Arrangement") involving New Pacific, Whitehorse Gold Corp. ("Whitehorse"), and the holders of Common Shares ("Shareholders"), as described in the management information circular of New Pacific dated August 27, 2020 (the "Circular"), which is to be considered by Shareholders at an annual general and special meeting scheduled to be held on September 30, 2020 or any adjournment(s) or postponement(s) thereof. Shareholders are referred to the Circular, including the appendices attached thereto, that accompanies this Letter of Transmittal for further information regarding the Arrangement. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed thereto in the "Glossary of Terms" in the Circular. This Letter of Transmittal is for use by Registered Shareholders only. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary (each an "Intermediary"), or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, should contact the Intermediary for assistance in depositing their Common Shares.

All Registered Shareholders must complete Box D. Each U.S. Person (as defined below) should complete and submit IRS Form W-9. See Instruction 7. Each Registered Shareholder who provides an address in accordance with Box A or Box B that is located within the United States or any territory or possession thereof and is not a U.S. Person should complete and submit the appropriate IRS Form W-8. See Instruction 7. If you require a Form W-8, please contact the Depositary.

TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary")
AND TO:	NEW PACIFIC METALS CORP.
AND TO:	WHITEHORSE GOLD CORP.

The undersigned Shareholder hereby irrevocably deposits the Common Shares held by the undersigned (the "Deposited Shares"). Pursuant to the Arrangement, each Shareholder (other than dissenting Shareholders) will be entitled to receive, through a series of transactions set out in the plan of arrangement (the "Plan of Arrangement") attached as Appendix "A" to Schedule "D" to the Circular, for each Common Share formerly held, one common share of New Pacific (each, a "New Common Share") and a pro rata distribution of the common shares of Whitehorse held by New Pacific (the "Spin- Out Shares").

The undersigned, by the execution of this Letter of Transmittal, hereby represents and warrants in favour of New Pacific and Whitehorse that: (i) the undersigned is the registered and legal owner of the Deposited Shares, has good right and title to the rights represented by the certificates or Direct Registration Advices ("DRS Advices"), if any, representing the Deposited Shares, and that such Deposited Shares represent all of the Common Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the New Common Shares and Spin-Out Shares to which the undersigned is entitled are delivered, none of New Pacific, Whitehorse or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the transfer of the Deposited Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the applicable number of New Common Shares and Spin-Out Shares will discharge any and all obligations of New Pacific, Whitehorse and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Circular.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting or as granted by this Letter of Transmittal, the undersigned revokes any and all authority, whether as agent, attorney-in- fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in the Deposited Shares and irrevocably appoints and constitutes the Depositary and any other person designated by New Pacific and Whitehorse in writing as the lawful attorney of the undersigned, with full power of substitution to deliver the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of New Pacific to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of the Deposited Shares transferred in connection with the Arrangement shall be determined by New Pacific and Whitehorse in their sole discretion, and that such determination shall be final and binding; and acknowledges that there is no duty or obligation upon New Pacific, Whitehorse, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of the Deposited Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected (and the risk of loss to such Deposited Shares shall pass) only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that if the Arrangement is completed, the delivery of Deposited Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or proceeded with, the enclosed certificate(s) or DRS Advice(s), if any, representing the Deposited Shares and all other ancillary documents will be returned as soon as possible to the undersigned as per the instructions in Box A or Box B, as applicable.

It is understood that the undersigned will not receive the DRS Advice(s) (as defined below) or certificate(s) for the New Common Shares or Spin-Out Shares which the undersigned is entitled to receive in respect of the Deposited Shares until the certificate(s), if any, representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal or at any of the other addresses set forth in Instruction 10 below, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and the same are processed by the Depositary.

The undersigned acknowledges that in no event will the undersigned be entitled to a fractional Spin-Out Share. If the aggregate number of Spin-Out Shares to be distributed to the undersigned pursuant to the Arrangement would result in a fraction of a Spin-Out Share being distributable, the number of such shares actually distributed or distributable to the undersigned will be rounded down to the nearest whole number of Spin-Out Shares, and the fractional entitlement shall be cancelled without payment of any compensation or other consideration therefor.

The undersigned represents and warrants that the undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the New Common Shares and Spin-Out Shares.

If the undersigned is in the United States, it understands and acknowledges that the New Common Shares and Spin-Out Shares to be received by it pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and are being issued and distributed in reliance on the exemption from registration under the U.S. Securities Act set forth in the Section 3(a)(10) thereof. The New Common Shares and Spin-Out Shares will generally be freely transferable under U.S. federal securities laws, except by persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of New Pacific or Whitehorse, as applicable, after the Effective Date, or were "affiliates" of New Pacific or Whitehorse within 90 days prior to the Effective Date. Any resale of such New Common Shares or Spin-Out Shares by such an affiliate (or former affiliate) must be made pursuant to either (i) a registration statement filed pursuant to the U.S. Securities Act or (ii) an available exemption from registration.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Common Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the consideration to which the undersigned is entitled under the Arrangement.

REGISTERED SHAREHOLDERS WHO DO NOT DELIVER THE CERTIFICATES OR DRS ADVICES, IF ANY, REPRESENTING THEIR COMMON SHARES, A VALIDLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE DAY PRIOR TO THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE SHALL CEASE TO HAVE A RIGHT OR CLAIM OF ANY KIND OR NATURE TO RECEIVE NEW COMMON SHARES OR SPIN-OUT SHARES, AND (I) THE RIGHT OF SUCH FORMER HOLDER OF SUCH COMMON SHARES TO RECEIVE THE NEW COMMON SHARES AND SPIN-OUT SHARES TO WHICH THE FORMER HOLDER WAS THERETOFORE ENTITLED UNDER THE PLAN OF ARRANGEMENT (INCLUDING ANY DIVIDENDS, INTEREST OR OTHER DISTRIBUTIONS PAID OR PAYABLE THEREON OR IN RESPECT THEREOF AND HELD FOR THE PERSON'S BENEFIT, AS APPLICABLE) SHALL BE DEEMED TO BE IRREVOCABLY SURRENDERED AND FORFEITED FOR NO CONSIDERATION; AND (II) ALL SUCH NEW COMMON SHARES AND SPIN-OUT SHARES TO WHICH THE FORMER HOLDER OF SUCH COMMON SHARES WAS THERETOFORE ENTITLED UNDER THE PLAN OF ARRANGEMENT SHALL BE, AND SHALL BE DEEMED TO BE, CANCELLED.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder.

In connection with the Arrangement, the undersigned encloses herewith the certificate(s) or DRS Advice(s), if any, for the following Common Shares registered in the name of the undersigned or duly endorsed for transfer to the undersigned:

DESCRIPTION OF COMMON SHARES DEPOSITED

(please print or type)

Certificate Number or		Number of Common
DRS Advice Number(s)	Name(s) and Address(es) of Registered Shareholder(s)	Shares Deposited

TOTAL:

(Please print or type. If space provided above is not sufficient, please attach a list to this Letter of Transmittal in the above form.)

☐ If any or all of the Common Share certificates have been lost, stolen or destroyed, please review Box C and Instruction 6 below for the procedure to replace lost, stolen or destroyed certificates. (Check box if applicable)

The undersigned authorizes and directs the Depositary to issue a Direct Registration System Advice (a "DRS Advice") for the New Common Shares and Spin-Out Shares to which the undersigned is entitled as indicated below and to mail such DRS Advice to the address indicated below or hold the New Common Shares and Spin-Out Shares for pickup, in accordance with the instructions given below, or if no instructions are given, mail such DRS Advice in the name and to the address, if any, of the undersigned as appears on the share register maintained by or on behalf of New Pacific If, however, for any reason a DRS Advice is not available, or if New Pacific or Whitehorse, as applicable, determines in its discretion that it is, for any reason, impracticable or undesirable to issue a DRS Advice, a certificate representing the New Common Shares and/or Spin-Out Shares will be issued and mailed to the address indicated below or if the Shareholder desires, held for pickup at the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d'avoir requis que tout contrat attesté par l'arrangement et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A

DELIVERY OF ENTITLEMENT

All New Common Shares and Spin-Out Shares to which you are entitled under the Arrangement will be issued or distributed, as applicable, and DRS Advices mailed to you at your then-current address as shown in New Pacific's share registers at the Effective Time, unless otherwise stated. If you would like the DRS Advices for your New Common Shares and Spin-Out Shares delivered to a different name or address, complete Box B and refer to Instructions 2 and 3.

☐ Mail New Common Shares and Spin-Out Shares to address on record (default)

☐ Mail New Common Shares and Spin-Out Shares to a different address (must complete Box B)

☐ Hold New Common Shares and Spin-Out Shares for pickup at Computershare office (check location)

o Toronto

o Calgary

o Vancouver

o Montreal

(see Instruction 10 for office addresses)

BOX B

DELIVERY INSTRUCTIONS

Deliver the New Common Shares and Spin-Out Shares to which you are entitled in the name (and address) of: *

☐ Check if same as existing registration in the share registers of New Pacific (default)

OR

☐ Check and complete the following if the New Common Shares and Spin-Out Shares are to be delivered in a different name or under a different address:

________________________________________________
(Full Legal Name)

________________________________________________
(Street Number and Street Name)

________________________________________________
(City and Province/State)

________________________________________________
(Country and Postal/Zip Code)

________________________________________________
(Telephone Number during Business Hours)

________________________________________________
(Social Insurance/Security Number)

* If this name or address is different from your registration, please provide supporting transfer requirements (see Instructions 2 and 3)

BOX C

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

______________(# of Common Shares) X CAD $0.18= Premium Payable CAD $______________.

NOTE: Payment is NOT required if the premium is less than $5.00. The option to replace your certificate(s) by completing this Box C will expire on January 30, 2021. After this date, Shareholders must contact Computershare for alternative replacement options.

☐ I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original share certificate(s) at the time of their death, was) the lawful and unconditional owner of such original share certificate(s) ("Originals") and the shares represented thereby, and is entitled to the full and exclusive possession thereof; (ii) the missing Originals and the shares represented thereby have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of obtaining new certificate(s) in place of the Originals (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to promptly surrender the Originals for cancellation should the undersigned, at any time, find them.

The undersigned hereby agrees, for himself and his heirs, assigns and personal representatives, in consideration for the issue of new certificate(s) in place of the Originals, to completely indemnify, protect and hold harmless New Pacific, Whitehorse, Computershare Investor Services Inc. and Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the Arrangement (collectively, the "Obligees"), from and against all losses, costs and damages, including court costs and attorneys' fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) or the shares represented thereby, upon the issue of the Originals. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or any of their respective directors, officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. The undersigned acknowledge that a fee of CAD $0.18 per lost Common Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX D

U.S. STATUS

All Registered Shareholders must place an "X" in the applicable box below. See instruction 7.

☐ The Registered Shareholder is not a U.S. Shareholder, a person in the United States or a person acting for the account or benefit of a U.S. Person or a person in the United States.

☐ The Registered Shareholder is a U.S. Shareholder, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

A "U.S. Shareholder" is any Registered Shareholder that is either (a) providing an address in accordance with Box A or in Box B that is located within the United States or any territory or possession thereof, or (b) a U.S. Person as described in Instruction 7. If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid possible U.S. backup withholding you must complete the Form W-9 in Box E included below or otherwise provide certification that you are exempt from backup withholding, or provide the appropriate IRS Form W-8. If you require a copy of Form W-8, please contact the Depositary.

BOX E – IRS Form W-9

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type.
See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting,* later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code,* later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code,* later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships*, earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint*. You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Visit *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

BOX F

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THE ATTACHED IRS FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future (as described in the instructions to IRS Form W-9). I understand that if I do not provide a TIN by the time of payment, 24% of the payment or distribution made to me may be withheld and such withheld amounts will be treated as having been paid to the persons with respect to whom such amounts were withheld.

Signature of U.S. Shareholder:   ____________________________________________          Date:__________________________

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by

(if required under Instruction 3)

___________________________________________________
(Authorized Signature of Guarantor)

___________________________________________________
Name of Guarantor – please print or type

___________________________________________________
Address of Guarantor – please print or type

___________________________________________________
Telephone Number during Business Hours

Signature of Shareholder

(as required under Instruction 2)

Dated:________________________________, _____

___________________________________________________
Authorized Signature of Shareholder (or authorized representative)
(see Instructions 2 and 4)

___________________________________________________
Name of Shareholder – please print or type

___________________________________________________
Address of Shareholder – please print or type)

___________________________________________________
Telephone Number during Business Hours

___________________________________________________
Name of authorized representative, if applicable

INSTRUCTIONS

1. Use of the Letter of Transmittal

Registered Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed thereto in the Glossary of Terms in the Circular. To receive the New Common Shares and Spin-Out Shares upon completion of the Arrangement, Shareholders must deposit with the Depositary (at any of the offices specified below), on or before the last Business Day prior to the third anniversary of the Effective Date, a duly completed Letter of Transmittal together with the certificate(s) or DRS Advice(s), if any, representing their Common Shares.

Pursuant to the terms of the Arrangement, any certificates DRS Advices formerly representing Common Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the last Business Day prior to the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature to receive New Common Shares and Spin-Out Shares, and

(i) the right of a former holder of such Common Shares to receive the New Common Shares and Spin-Out Shares to which the former holder was theretofore entitled under the Plan of Arrangement (including any dividends, interest or other distributions paid or payable thereon or in respect thereof and held for the person's benefit, as applicable) shall be deemed to be irrevocably surrendered and forfeited for no consideration; and (ii) all such New Common Shares and Spin-Out Shares to which the former holder of such Common Shares was theretofore entitled under the Plan of Arrangement shall be, and shall be deemed to be, cancelled.

The method used to deliver this Letter of Transmittal and any accompanying certificates or DRS Advices representing the Common Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. New Pacific and Whitehorse recommend that the necessary documentation be hand delivered to the Depositary, at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of an Intermediary should contact that Intermediary for assistance in depositing those Common Shares.

2. Signatures

This Letter of Transmittal must be filled in, dated and signed by the registered holder of the Common Shares described above or by such Shareholder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s) or DRS Advice(s), if any, or the registered holder(s) of the Deposited Shares as evidenced by the register of Common Shares maintained by or on behalf of New Pacific, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) or DRS Advice(s) need not be endorsed. If the Deposited Share(s) is/are held of record by two or more joint Shareholders, all such Shareholders must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Share(s), or if the DRS Advice representing New Common Shares and Spin-Out Shares is to be issued or delivered to a person other than the Registered Shareholder(s);

(i) any deposited certificate(s) or DRS Advice(s) representing the Deposited Share(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the Registered Shareholder(s); and

(ii) the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the Registered Shareholder(s) as registered or as appearing on the certificate(s) or DRS Advice(s) and must be guaranteed as noted in Instruction 3 below.

(c) If any of the Deposited Shares are registered in different names on several certificates or DRS Advices, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Common Shares deposited therewith, unless that Shareholder has completed Box B.

Where the Shareholder has completed Box B, or if this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 2.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. New Pacific, Whitehorse and/or the Depositary may, at their discretion, require additional evidence of appointment or authority or additional documentation.

5. Delivery Instructions

If neither Box A nor Box B is completed, any DRS Advices or certificates to be issued for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Common Shares maintained by or on behalf of New Pacific. Otherwise, the DRS Advices or certificates to be issued in respect of the Deposited Shares will be issued in the name of the person indicated in Box B and delivered to the address indicated in Box A (unless the Shareholder has opted to pick up the New Common Shares and Spin-Out Shares at the offices of the Depositary). Any DRS Advices or certificates mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to the Arrangement, shall have been lost, stolen or destroyed, the holder claiming such certificate to be lost, stolen or destroyed complete this Letter of Transmittal as fully as possible and forward it together with a letter describing the loss to the Depositary. The Depositary will respond with replacement requirements, together with a letter describing the loss to the Depositary. The Depositary will respond with replacement requirements, to wit: The holder must make an affidavit of the fact of the loss and the Depositary will deliver DRS Advices representing the Consideration Shares that such holder is entitled to receive in accordance with the Arrangement. When authorizing such delivery, the holder to whom DRS Advices representing such New Common Shares and Spin-Out Shares are to be delivered shall, as a condition precedent to such delivery, give a bond satisfactory to New Pacific, Whitehorse and the Depositary in such amount as New Pacific, Whitehorse and the Depositary may direct, or otherwise indemnify New Pacific, Whitehorse and the Depositary in a manner satisfactory to New Pacific, Whitehorse and the Depositary, against any claim that may be made against New Pacific, Whitehorse and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed. Alternatively, Shareholders can replace their certificate(s) through Computershare's blanket bond program by completing Box C above and attaching a cheque for the applicable premium amount required.

7. Tax Instructions for U.S. Shareholders

For purposes of this Letter of Transmittal, a "U.S. Person" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. (including a U.S. resident alien), (b) a corporation, partnership, other entity classified as a corporation or partnership for U.S. federal income tax purposes, or association that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

In order to avoid backup withholding on any payment or distribution, including the distribution of Spin-Out Shares, made with respect to the Common Shares pursuant to the Arrangement, you are required, if you are a U.S. Person or are acting on behalf of a U.S. Person, to provide your correct U.S. taxpayer identification number ("TIN") (or the TIN of the person on whose behalf you are acting) on Box E - IRS Form W-9 and certify, under penalties of perjury, (1) that such TIN is correct (or that the holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the U.S. Internal Revenue Service (“IRS”) that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, such holder may be subject to penalties imposed by the IRS and payments and distributions, including the distribution of Spin-Out Shares, made with respect to the Common Shares may be subject to backup withholding of 24%. The U.S. Person may be required to furnish the TIN of the registered owner of the Common Shares. The instructions on page 4 of the Form W- 9 explain the proper certification to use if the Common Shares are registered in more than one name or are not registered in the name of the actual owner.

The TIN is generally the U.S. Social Security number or the U.S. federal identification number of the U.S. Person. The U.S. Person may specify on IRS Form W-9 that such U.S. Person has "Applied For" a TIN such U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. In such event, the U.S. Person must also complete Box F - Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. If a U.S. Person completes the Certificate of Awaiting Taxpayer Identification Number, the Depositary may withhold 24% of the gross proceeds of any payment or distribution, including the distribution of Spin-Out Shares, made to such U.S. Person prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days of the day the Depositary receives such IRS Form W-9, such amounts will be paid over to the IRS.

Certain U.S. Persons (including, among others, certain corporations, certain "not-for-profit" organizations, and certain non-U.S. persons) are exempt from backup withholding and reporting requirements. Such exempt holders should indicate their exempt status by entering in the correct "Exempt payee code" on line 4 in IRS Form W-9. See the instructions beginning on page 2 of the IRS Form W-9 for additional instructions. Each Registered Shareholder is urged to consult his or her own tax advisor to determine whether, in connection with the Arrangement, such holder is exempt from backup withholding and information reporting.

If you are not a U.S. Person, you may be subject to backup withholding on payments received pursuant to the Arrangement if you furnished in accordance with Box A or in Box B an address which is located within the United States or any territory or possession thereof, unless you furnish the appropriate, properly completed and executed IRS Form W-8. If you require an IRS Form W-8, please contact the Depositary.

New Pacific reserves the right in its sole discretion to take whatever steps are necessary to comply with its obligations regarding backup withholding. Taxes withheld pursuant to the Arrangement will be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld.

Failure to provide the required information on the IRS Form W-9 or to provide an IRS Form W-8, as applicable, may subject the Registered Shareholder to penalties imposed by the IRS and backup withholding of all or a portion of any payment received pursuant to the Arrangement. Serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

A HOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN BOX E OF THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE (CURRENTLY 24%) WITH RESPECT TO ALL OR A PORTION OF PAYMENTS OR DISTRIBUTIONS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES.

BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE REGULAR U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF SUCH TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY GENERALLY BE OBTAINED BY FILING A TIMELY CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Advice numbers for Common Shares, additional certificate and DRS Advice numbers and numbers of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Common Shares are registered in different forms (e.g., "John Doe" or "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits of Common Shares will be accepted and no fractional New Common Shares or Spin-Out Shares will be issued or distributed.

(d) Additional copies of this Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses listed below.

(e) New Pacific, Whitehorse reserve the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

(e.1) The undersigned acknowledges that each of New Pacific, Whitehorse, and the Depositary are entitled to deduct and withhold from any amounts payable pursuant to the Arrangement such amounts as may be required to be deducted and withheld pursuant to the Income Tax Act (Canada) or any other applicable law.

(f) This Letter of Transmittal will be construed in accordance with, and be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(g) The parties hereto confirm that it is their wish that this Letter of Transmittal as well as all other documents relating hereto, including notices, have been and shall be drawn up in English. Les parties aux présentes confirment leur consentement à ce que cette lettre d'envoi de même que tous les documents, ainsi que tout avis s'y rattachant, soient rédigés en anglais.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

10. Computershare Office Locations

Below are the applicable Computershare office locations. All necessary documentation and accompanying certificates or DRS Advices representing the Common Shares, if any, may be delivered to any of the Computershare office locations below. Entitlements may be picked up at any of the Computershare office locations below with counter services. Pickup instructions must be selected in Box A.

Toronto	Calgary	Vancouver	Montreal
100 University Avenue	800, 324 - 8th Avenue	510 Burrard Street	1500 Boulevard
8th Floor, North Tower	SW Calgary AB T3P	3rd Floor	Robert-Bourassa, 7th Floor
Toronto, ON M5J 2Y1	2Z2	Vancouver, BC V6C 3B9	Montréal, QC H3A 3S8

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The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue – 8th Floor

Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

By Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

Inquiries

Toll Free (North America): 1-800-564-6253

Outside North America: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Questions and requests for assistance may be directed to the Depositary at the telephone numbers or email address set out above.